Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-192476 and 333-194256

Free Writing Prospectus dated May 7, 2014

Fantex, Inc.

On May 1, 2014, an interview with Fantex, Inc. Chief Executive Officer, Cornell “Buck” French, the transcript of which is attached hereto as Annex A, was broadcast by WGR 550AM (the “Broadcast”). The Broadcast references the initial public offerings of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”) and the Fantex Series Arian Foster Convertible Tracking Stock (“Fantex Series Arian Foster”) of Fantex, Inc. (the “Vernon Davis Offering,” the “EJ Manuel Offering” and the “Arian Foster Offering” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-192476, 333-194256, and 333-191772 respectively), as amended (the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement” and the “Arian Foster Registration Statement” respectively, and collectively the “Registration Statements”), that we have filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Broadcast includes certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Broadcast contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statement.

The Broadcast was not prepared by or reviewed by the Company or any other offering participant prior to its publication. The publisher of the Broadcast is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the Broadcast or any other broadcasts by the publisher concerning the Company. With the exception of statements of Mr. French or derived from the Company’s Registration Statement, the Broadcast represented the publisher’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Broadcast or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  During the Broadcast, co-host Mike Schopp states that “this deal [is] about EJ Manuel being essentially a stock offering,” and references “shares… of EJ Manuel,” “shares in EJ Manuel” and to “buying stock as it were in Manuel.” Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract. Holders of shares of the Company’s Fantex Series EJ Manuel will have no direct investment in EJ Manuel, his brand or the Brand Agreement effective as of February 14, 2014, by and between EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”). An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering Fantex Series EJ Manuel, a tracking stock intended to track and reflect the separate economic performance of the EJ Manuel brand.

•                  During the Broadcast, Mr. French states that “[Fantex, Inc. has] signed a brand contract with EJ Manuel, starting quarterback for the Buffalo Bills, and we’re acquiring ten percent of his future brand income, the cash flow generated by his current and future NFL playing contracts, off-field interests, endorsements, appearance fees, post-career should he become a broadcaster.” Mr. French also states that “[Fantex Series EJ Manuel] is linked to the underlying cash flow that EJ Manuel generates.” Under the terms of the EJ Manuel Brand Contract, the Company would acquire for $4 million a 10% interest in the brand income, as defined in the EJ Manuel Brand Contract (the “Acquired Brand Income” or “ABI”), contingent upon Fantex, Inc. obtaining financing to pay the purchase price to EJ Manuel.

•                  During the Broadcast, Mr. Schopp questions, “If I go to your website, Fantex.com on Monday, and I want to spend X number of dollars on whatever number of shares it would buy of EJ Manuel, it’s not simply just watching Manuel play, and seeing his price, so-to-speak, go up and down, almost like on a fantasy sports website, correct?” Mr. French responds, “Yeah, this is not fantasy; this is a registered security with the Securities and Exchange Commission.” In addition, Mr. Shopp refers to fans “[buying] shares in EJ Manuel,” and questions, “[when is] a good time to sell?” Mr. French responds, “Each person makes their own determination of when is a good time to sell.” Mr. Shopp further questions, “Can a fan buy only one shares?” Mr. French responds “a fan can only buy one.” The Company has filed the EJ Manuel Registration Statement with the SEC, but the EJ Manuel Registration Statement has not yet become effective. Once the EJ Manuel Registration Statement is effective, Fantex Brokerage Services LLC (“FBS”) will send an electronic notice informing potential investors that the EJ Manuel Registration Statement is effective and that FBS may accept reservations in as little as three days. Until such reservations are accepted by FBS, investors will not hold any shares of Fantex Series EJ Manuel and will not be able to trade shares linked to the economic performance and value of the EJ Manuel Brand Contract, until the consummation of the Offering.

•                  During the Broadcast, Mr. Schopp states that “[Fantex, Inc.] also has Arian Foster,” and Mr. French states,“EJ is no different than Vernon Davis or Arian Foster.” On November 12, 2013, after confirming reports that Arian Foster will undergo season ending back surgery, the Company announced the postponement of the offering for Fantex Series Arian Foster. Although the Company will continue to work with Arian Foster through his recovery and intends to continue with the offering of Fantex Series Arian Foster at an appropriate time in the future, the Company cannot guarantee that the Arian Foster Offering will be consummated or resumed upon the same terms.

•                  During the Broadcast, Mr. French states, “but if EJ performs on the field, and based on the estimates we have around what we think he has the potential to do, then you would assume that the security would increase in value.” Investing in Fantex Series EJ Manuel is highly complex, risky and speculative, there is no assurance of profit, and such investment should be considered only by persons who can afford the loss of their entire investment. The value of the tracking stock would depend upon many factors, including those discussed under the section entitled “Risk Factors” and elsewhere in the Registration Statement.

•                  During the Broadcast, Mr. French states, “as we collect that cash flow stream from EJ, a portion of that is going to be dividended out to the shareholders.” The Company’s board of directors is permitted, but not required, to declare and pay dividends on Fantex Series EJ Manuel. The Company intends to pay cash dividends from time to time out of available cash for the Fantex Series EJ Manuel, but is not obligated to do so. A more detailed description of the dividend policy is available in the Registration Statement.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the offering, future brand income under the Company’s brand contract with Mr. Manuel, the ability to contribute to Manuel’s efforts to build brand value, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company or EJ Manuel. The Company generally identifies forward-looking statements by words such as “intend,” “believe,” “may,” “might,” “will,” “would,” “should,” “could” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Transcript of the Broadcast with Armen Williams

MEDIA:	Radio
STATION:	WGR 550AM
Date:	05/01/2014
Program:	Schopp and the Bulldog
SUBJECT:	Buck French

Mike Schopp, Host:

Speaking of stock, here is Buck French, the CEO of Fantex. Hello Buck French.

Buck French, CEO of Fantex:

Hey, how are you guys doing?

Schopp:

Great. We’re eager to talk to you. This deal about EJ Manuel being essentially a stock offering, if that’s not a misnomer here. Tell us more, what’s the story?

French:

Yeah, sure. So we’ve signed a brand contract with EJ Manuel, starting quarterback for the Buffalo Bills, and we’re acquiring ten percent of his future brand income, the cash flow generated by his current and future NFL playing contracts, off-field interests, endorsements, appearance fees, post-career should he become a broadcaster. In order to fund the acquisition of that cash flow stream, we’ve created a security that reservations open for on Monday to sell to the general public at Fantex.com.

Bulldog, Co-Host:

So does he get paid up-front, or does he only get paid once you’ve sold a certain amount of stock?

French:

He gets paid once we’ve sold the stock.

Schopp:

How did you get Manuel for this?

French:

We were introduced to EJ by his agent.

Schopp:

And what made him a good choice for you?

French:

You know, we see EJ as a multi-dimensional individual. We see he has great potential as a quarterback, and that’s his primary job. We believe we can work with his brand off-field to actually help develop an audience that’s sustainable beyond his career, and EJ believes that we can actually help him as well. That’s why he entered into the agreement.

Schopp:

How is that, what’s that part? The part where Manuel thinks Fantex can help his profile or his income even. What would he mean by that?

French:

Traditional athlete marketing really focuses on your sport, your position, and your performance. You see athletes have great success — many athletes have great success during their playing career, but when their career ends, because their brand was built based around their sport, they no longer have the sustainability of the brand in the marketplace. Our premise is that we help work with the athletes to develop a broader context to their brand than the one that’s just generated by what they do on Sunday.

Schopp:

What sorts of things would be examples of that kind of work? What kinds of things would you do for him to help him develop that brand?

French:

The greatest example right now for EJ is if you go to Fantex.com and actually go to the EJ Manuel — the Fantex EJ Manuel page, you’ll actually see a brand video that we produced to highlight other elements about EJ and what he represents.

Schopp:

Now, Buck, this seems pretty much right. If I go to your website, Fantex.com on Monday, and I want to spend X number of dollars on whatever number of shares it would buy of EJ Manuel, it’s not simply just watching Manuel play, and seeing his price, so-to-speak, go up and down, almost like on a fantasy sports website, correct?

French:

Yeah, this is not fantasy; this is a registered security with the Securities and Exchange Commission. It’s a real stock. How the security works is, it’s linked to the underlying cash flow that EJ Manuel generates. So as he continues or performs well on the field, obviously that gives greater opportunity for future contracts. If he also continues to do well there’s opportunities off the field. So all those elements play into ultimately how people determine what the value of the security is.

Schopp:

So ideally, a fan goes and buys however many shares in EJ Manuel, and has them, and then he starts to take off to the point where you start to think maybe as a shareholder in EJ Manuel, that he’s going to get a bigger contract and therefore his stock is now worth more and that’s maybe like a good time to sell?

French:

Each person makes their own determination of when is a good time to sell, but if EJ performs on the field, and based on the estimates we have around what we think he has the potential to do, then you would assume that the security would increase in value. The other component of what we’re doing is we’re also as we collect that cash flow stream from EJ, a portion of that is going to be dividended (sic) out to the shareholders. So we believe that making that connection is an important component as well.

Schopp:

Buck French is with us. He’s the CEO of Fantex, the company doing this. You also have Arian Foster and Vernon Davis, I read. Buck, how true is this statement that buying stock as it were in Manuel, which is to some extent buying stock in Fantex, is it almost as important how Foster and Davis do at this point, or anybody else you might acquire, as it is how Manuel does?

French:

It’s not as important, it is definitely a factor in the sense that if one of the athlete brands should happen to not perform well and go into bankruptcy, then that could have an impact on the other securities, but really the value of the security is driven by the performance, other than that one instance that I mentioned, the performance of the brand, of the tracking series. We report in each one of the brand contracts and the prospectuses, the asset to debt ratio of each athlete, so people can kind of monitor what’s the probability, or potential I should say, not probability. What’s the potential that they might go into bankruptcy?

Bulldog:

So, I want to know this. I’m not sure how straight an answer you’ll give me. What do you think of the athlete’s decision to sign up here? That’s a part of this that interested me, Buck, is thinking about Manuel’s choice to take essentially $5 Million at some point, for — in a trade for ten percent of his future brand income, you call it, his salary plus endorsements basically. What do you think of that decision, if you would say?

Schopp:

Feels a little like insurance, kind of.

French:

Obviously I believe in that decision, otherwise I wouldn’t have a business. I saw some of the tweets yesterday around, “Oh why would he do this? Does he not believe in himself?” I mean, clearly he believes in himself because at the end of the day, one: he still owns 90 percent, and two: EJ is no different than Vernon Davis or Arian Foster. They see this as an opportunity to have something that’s from a value creation standpoint, linked to the investor slash fan base. So at the end of the day, we as well as EJ and others, believe that if you can actually create a security that’s linked to the underling cash flow of the athlete’s brand, then it’s in people’s interest to help promote and make the brand more popular. So I look at it from the athlete’s standpoint as actually an investment in their future in helping create what we would call brand advocates, because now they have a vested interest in the success. EJ still owns 90 percent, so I see it as kind of an investment on his part.

Bulldog:

You mentioned Vernon Davis and Arian Foster, are you guys, the company in pursuit? Is it going to be a massive rollout here, or is EJ Manuel just the third, and you’re going to take your time?

French:

Our goal is to continue to add athletes across the world of sport, work with them. So EJ’s just the next guy up, but over the coming months we will definitely announce other athletes that we’ll be working with.

Schopp:

Is it right that Fantex has created or invented this concept?

French:

We didn’t actually invent this concept. We’re the first ones that actually have been able to get to market. The concept has been around since the beginning of — I shouldn’t say time, but it’s not too dissimilar other than the fact that these are publicly registered securities and everything from the golf player trying to get on the PGA tour and guys around the golf club putting money together and helping him try and get on the tour, to other companies like the Hollywood Stock Exchange that tried to do it. A different variation but similar tried to do it in the entertainment industry, to David Bowie who offered the Bowie Bonds based on his music catalog. This is a different version, but the general concept of selling a portion of future cash flow for money today is not a new concept out in the market.

Bulldog:

There’s a lot of it in poker, too. Right? These poker players — Chris Moneymaker, I’ll give you X percent of my winnings if you’ll stake me.

French:

I’m not as familiar on the poker side, I’m more on the sports side and entertainment, but again, I don’t see it as people not believing in their future. Actually, this one’s different than the other ones I’ve mentioned, because ultimately at the end of the day, we’re working to help develop the broader brand picture. It’s not changing who they are, it’s actually explaining in more detail who they are than what people get to know on Sunday just by watching them play. So this brand component is a critical component. We’re taking the concept of connecting people to a future cash flow stream, marrying that with social media to help with the advocacy side of things, and then helping develop the broader message that those people then can help promote.

Schopp:

One more question: can a fan buy only one share?

French:

A fan can only buy one.

Schopp:

Okay, ten bucks.

French:

You might have seen we completed the Vernon Davis offering and it’s trading at Fantex.com today. We had people buy the minimum, which was one share, ten dollars. We had people buy the maximum, which is five percent, which was over $200,000, and there were people in between. The minimum is one share, and the maximum is five percent of the offering.

Schopp:

Okay. Any questions for us today?

French:

No I think you guys are great. It’s great, it was fascinating to connect with you guys through monitoring Twitter.

Bulldog:

Yeah, and I might be who you’re speaking of, talking about Joe Flacco’s contract with Manuel. Is that — I did say, if I were Manuel, not thinking anything about the marketing points you made, and the points where it would benefit him to be affiliated with you, as you said. But apart from that, just thinking about my future income, if I could get to Flacco’s contract then I don’t want to be trading ten percent for $5 Million. But maybe, I know there aren’t that many of those contracts.

French:

You never know. At the end of the day, our desire is just to go out and explain what we’re doing because we know it’s new and unique. So happy to jump on anytime. We’re actually coming to Buffalo in a couple weeks, so I would love to chat with you again.

Schopp:

Alright, thanks for your time.

French:

Great, thank you.

Schopp:

Buck French, CEO of Fantex. They’re on Twitter, Fantex. Ten bucks, Bulldog, that’s all. You’ve got ten bucks. I keep giving you twenty.

Bulldog:

I know, I’m taking a part here.

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